
SAMARA ENERGO

443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 79-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION

443100, SAMARA, MAYAKOVSKY STR, 15, TELETYPE 714166 CBET,
TEL.: (8462) 79-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

24.01.2006 № 104-030

12g3-2(b)
File# 82-4708


06010582

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Exemption No.: 82-4708

Dear Sirs,
In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Information Message about Extraordinary General Meeting of shareholders of JSC "Samaraenergo" which took place on December 30, 2005 and Report on results of voting. Also we are sending the Information Message about General Meetings of shareholders of companies detaching from JSC "Samaraenergo" during reorganization – JSC "Samara Territorial Generation Company", JSC "Samara Distribution Company", JSC "Samara Mainline company". This meetings will take place on February 16, 2006. All documents were published in "Rossiyskaya Gazeta".

Sincerely,


SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2006
WASH, D.C.
199
SECTION

Y.V. Stitsuk
Head of the Corporate Management Department


PROCESSING
RECEIVED
JAN 30 2006
SECTION
WASH. D.C.

REPORT ON VOTING RESULTS
at extraordinary general shareholders meeting of the Open Joint-stock Company of Power and Electrification "Samaraenergo"

The Company denomination and location:	Open Joint-Stock Company of Power and Electrification "Samaraenergo" (Russia, Samara, Mayakovskogo str., 15)
General meeting type:	extraordinary
Form of holding:	absentee ballot
Last date of the filled-in voting papers submission:	September 30, 2005.

Chairman of the meeting – JSC "Samaraenergo" Chairman of the Board **Mr. Remezentsev Boris Fedorovich**.
Secretary of the meeting – the Corporate Management Department head of JSC «Mid-Volga Interregional Operating Power Company» **Mr. Stitsuk Jury Vyacheslavovitch**.
Returning board functions are executed by the company's registrar – JSC «Central Moscow Depositary» (105078, Moscow, Orlikov lane, 3, bld.B), authorized person of the registrar – **Mrs. Asmolova Marina Alexandrovna**.

Agenda:
1. Reorganization of JSC "Samaraenergo" in the form of detachment, order and conditions of detachment, new companies creation, JSC "Samaraenrgo" shares converting and the order of such converting, separation balance approval.

ITEM №1: Reorganization of JSC "Samaraenergo" in the form of detachment, order and conditions of detachment, new companies creation, JSC "Samaraenrgo" shares converting and the order of such converting, separation balance approval.
Voting by Bulletin N 1

Number of votes on this issue, possessed by the persons on the list of members entitled to attend the general shareholders meeting	*4 088 565 695*
Number of votes on this issue, possessed by the holders of distributed shares, entitled to vote at the meeting	*4 088 729 532*
Number of votes on this issue, possessed by the persons attended the general shareholders meeting	*3 115 971 214*
Quorum on this issue	*76,2088%*

Voting results:	*Number of votes*	*% of all participants entitled to vote*
«FOR»	*3 112 647 757*	*99,8933*
«AGAINST»	*1 981 698*	*0,0636*
«ABSTAINED»	*736 007*	*0,0236*

RESOLUTION:

1. To reorganize JSC «Samaraenergo» by detachment of:

- JSC « Samara Territorial Generating Company »,
- JSC « Samara Distributive Company »,
- JSC « Samara Mainlines Company ».

2. To establish the following order and conditions of detachment:

2.1. Shares of created Companies distribution among shareholders of the Company shall be exercised on the conditions specified in item 4 of the current resolution, by the Company shares converting into

the shares of created companies simultaneously with JSC "Samaraenergo" shares converting into the JSC "Samaraenergo" shares with lower face value.

2.2. The part of property, rights and obligations of the Company shall be transferred to detached companies according to the separation balance.

2.3. The order of preparation and carrying out of created companies' general shareholders meetings, as well as the procedure of voting on the agenda of the specified shareholder meetings, shall be determined by the current resolution (item 3) and the JSC "Samaraenergo" By-Laws.

2.4. Within 3 days upon the resolution-making on the Company reorganization in the form of detachment by the Company's General Shareholders Meeting the executive body of the Company shall notify the tax body on the approved resolution.

2.5. Not later than in 30 days from the date of resolution-making on reorganization in the form of detachment the executive body shall notify creditors of the Company of such resolution by registered mail, as well as publish the notification on reorganization of the Company in the periodical appropriate for the publication of information on the legal entities state registration.

2.6. Within 30 days from the date of such notification publication or within 30 days from the date of registered mail forwarding the Creditors of the Company have the right to demand in writing the termination or pre-term performance of corresponding obligations of the Company and compensation of losses. On the basis of the claims received from creditors the Company shall draw up the list of the creditors' claims already satisfied and to be satisfied.

2.7. The sole executive body shall notify the JSC "Samaraenergo" employees on JSC "Samaraenergo" reorganization resolution and carry out a complex of necessary actions on labour relations formalization according to the Labour Code of the Russian Federation.

2.8. According to article 75, item 1 of Federal Law «On Joint-stock Companies » the shareholders of the Company who voted against the resolution on reorganization or not participated in voting on the specified item, have the right to claim the complete or partial repurchase of shares belonging to them by the Company in a way specified by the Company Board of Directors in the notification on the Company extraordinary general shareholders meeting convocation, and in accordance with the requirements of the Russian legislation.

The repurchase of shares shall be executed at a price fixed by the Company Board of Directors according to article 75, item 3 of Federal Law « On Joint-stock Companies ».

The repurchased shares shall be repaid at their repurchase and do not participate in converting.

2.9. The report on results of the Company's shares repurchase shall be approved by Board of Directors of the Company not later than in five days from the date of repayment of the redeemed shares.

As a result of the redeemed shares repayment the authorized capital of JSC "Samaraenergo" shall decrease by the amount of face-values of the extinguished shares.

3. To create the following legal entities:

- Open joint-stock company « Samara Territorial Generating Company »,
- Open joint-stock company « Samara Distributive Company »,
- Open joint-stock company « Samara Mainlines Company ».

3.1. To confirm, that the quantitative structure of the Board of Directors and the Auditing Committee of each of created companies shall be equal to quantitative structure of the Board of Directors and the Auditing Committee of JSC "Samaraenergo" at the moment of resolution-making on the Company reorganization.

3.2. To confirm, that the shareholders (shareholder) of JSC "Samaraenergo" possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate, have the right to forward to the Company address an offer on nominees for the Board election in each of created Companies (no more than 10 nominees for each of created Companies) and nominees for auditing committees of each of created Companies (no more than 5 nominees for each of created Companies), and also nominees for the post of general directors of created Companies (no more than one nominee for each of created Companies). Such offers should be received by the Company not later than on December, 14, 2005

The nominees shall be inscribed in the ballot for voting at general shareholders' meetings only in case offers on them are issued according to the established requirements and were delivered in time, specified in the current resolution, from the shareholders (shareholder) possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate at the moment of candidates nomination.

The specified offers shall be introduced in writing with the indication of a name (denomination) of the shareholders (shareholder) who introduced them, as well as the quantity of JSC "Samaraenergo" common shares in their (his) possession. Offers shall be signed by shareholders (shareholder).

In case the specified offers are signed by the representative of the shareholder, the power of attorney (the copy of the power of attorney certified in accordance with established procedure) issued according to requirements to power of attorney for voting of Federal Law "On Joint-stock Companies" shall be attached to such offers.

In case the offers are signed by the shareholder (his representative), whose rights for shares are included in the deposit account in depositary, the abstract of the shareholder's deposit account in the depositary that registers the rights for the specified shares should be attached to such offer.

The offer on candidates nomination should contain:

- The name of a created Company the candidate is nominated to;
- Surname, name, patronymic and the basic place of work of each candidate,
- The name of body, he is nominated to.

The Board of Directors of the Company is obliged to consider the received offers and to make a resolution on inclusion of the offered nominees in the list of the persons to be elected to the bodies of the created Company, or refusal of inclusion not later than on December, 19th, 2005.

Proposed candidates shall be included in voting ballots for elections to the respective body of created Companies, except for the following cases:

- The offer does not meet the requirements of the current item;
- The shareholders' (shareholder's) offer is received by the Company later than on December, 14, 2005;
- Shareholders (shareholder) in aggregate do not possess the necessary quantity of JSC "Samaraenergo" shares.

The motivated resolution of the Company Board of Directors on refusal of the offered candidates inclusion in the list of nominees for voting at elections to the respective body of created Companies shall be forwarded to the shareholders (shareholder) who have put forward candidates, not later than on December, 22nd, 2005.

3.3. Functions of the returning board at the general shareholders meetings of created Companies are executed by the registrar of the Company - OJSC «Central Moscow depositary».

3.4. To confirm, that during voting at the created Companies general shareholders meetings on the By-Laws of the created Company approval, auditing committee members and general director election, each common share of the created Company to be distributed, provides one vote to the shareholder of a created Company - the owner of common shares.

Resolutions on By-Laws of the created Company approval, auditing committee members and general director election shall be approved at the general shareholders meeting by the majority vote of the created Company shareholders - owners of the common shares participating in the created Company general shareholders meeting.

3.5. To confirm, that elections of the created Companies boards of directors shall be carried out by cumulative voting. At cumulative voting the poll, belonging to each shareholder of a created Company - the owner of common shares, is multiplied by number of persons to be elected to the Company board of directors according to item 3.1. of the current resolution. The shareholder of a created Company - the owner of common shares has the right to give the votes thus received either completely for one candidate or to distribute them between two or more candidates.

10 candidates, that gathered the majority vote are considered elected to the created Company board of directors.

4.9. Common shares of created Companies and the original Company confer the following rights to owners:

1) To participate personally or through representatives in the Company general shareholders meeting with a vote on all issues of its competence;
2) To make offers on the agenda of general meeting in a way stipulated by the legislation of the Russian Federation and the Company By-Laws;
3) To obtain the information on the Company activity and to familiarize with the Company documents in accordance with article 91 of the Federal Law « On joint-stock companies », other legal acts and the Company By-Laws;
4) To receive the dividends declared by the Company;
5) The priority right to purchase additional shares distributed by public subscription and the issued securities convertible into the shares, in the quantity proportional to the quantity of common shares at hand;
6) In case of the Company liquidation to obtain a part of its property;
7) To carry out other rights provided by the legislation of the Russian Federation and the Company By-Laws.

4.10. Preference shares of type "A" of created Companies and the original Company confer the following rights to owners:

1) To receive the dividends declared by the Company;
2) The total amount paid as the dividend under each preference share of type A, is established at a rate of 10 (ten) percent of net Company profit as of the results of last fiscal year, divided by the number of shares, which constitute 25 (twenty five) percent of the Company authorized capital.
3) Thus if the amount of the dividends paid by the Company on each common share in certain year, exceeds the amount repayable as dividends on each preference share of type A, the amount of the dividend paid on preference share, should be increased up to the amount of the dividend paid on common share.
4) To participate in the general shareholders meeting with a vote on the issues of the Company reorganization or liquidation;
5) To participate in general shareholders meeting with a vote on the issues of modification and additions to the By-Laws, that limit the rights of shareholders, type "A" preference shares owners.
6) Priority purchase of additional shares distributed by public subscription and the issued securities convertible in the shares, in the quantity proportional to quantity of type «A» preference shares at hand;
7) To participate in general shareholders meeting with a vote on all issues of its competence, starting from the meeting that follows the annual shareholder meeting at which the resolution on dividends payment was not approved or the resolution on incomplete dividends payment on type "A" preference shares was approved irrespective of the reasons.
8) In case of the Company liquidation to obtain a part of its property on the conditions specified in item 4.11. of the current resolution.
9) To carry out other rights provided by the legislation of the Russian Federation.

4.11. In case of the Company liquidation, the residual property of the Company remaining after payments to creditors shall be distributed by the liquidation committee among the shareholders in the following sequence:

- At first payments on shares to be redeemed in accordance with item 75 of the Federal Law « On joint-stock companies » are effected;
- In the second turn the charged, but not paid dividends on type "A" preference shares and nominal (liquidation) value of type "A" preference shares belonging to the owners are paid;
- In the third turn the Company property is distributed among the shareholders that own common and preference shares of type "A".

In case the Company property does not cover the amount of charged, but not paid dividends and the liquidation value, specified by the By-Laws to all shareholders that own type "A" preference shares,

the property shall be distributed among the shareholders-owners of type "A" preference shares in proportion to the amount of shares of this type belonging to them.
4.12. The Company shares, property right on which lapsed to new owners after the resolution on the Company reorganization is made and before the created Companies state registration, provide the new owners with the same rights as the shareholders who voted for the resolution on the Company reorganization.
4.13. The shares of the created Companies and the original Company, remained not distributed among the Company shareholders are considered acquired by JSC "Samaraenergo".
4.14. Shares of the created Companies are considered distributed (acquired by JSC "Samaraenergo") at the moment of the state registration of the Companies created in the course of reorganization, on the basis of the JSC «Samaraenergo» shareholder register data as on the corresponding date.
Shares of JSC «Samaraenergo» with a lower face-value are considered distributed (acquired by JSC "Samaraenergo") on the date of the state registration of the last Company, created in the course of reorganization in the form of detachment.
4.15. On the basis of the current resolution the JSC «Samaraenergo» authorized capital decreases by reduction of JSC «Samaraenergo» shares face-value.
5. To approve the separation balance of the Company.

Chairman of the meeting **B.F. Remezentsev**

Secretary of the meeting **U.V.Stitsuk**

Joint Stock Company of Energetics and Electrification "Samaraenergo"
Mayakovskogo,15, Samara, Russia, 443100

Information Message about carrying out of Extraordinary General Shareholders Meeting of JSC "Samaraenergo" in the form of correspondence voting

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» informs about the Extraordinary General Shareholders Meeting **in a form of voting in absentia** with the following agenda:

About dividends on shares payment (announcement) as per results of 9 months of 2005.

Filled in voting papers should be forwarded to one of following addresses:

- **105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"**
- **443080, Samara, 4-th Proezd, 57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD"**

Final date of reception of the filled in voting papers – **December, 30, 2005.**
The shareholders can familiarize with the information (materials), drawn up in the course of preparation for extraordinary general shareholders meeting, from December, 09, 2005 to December 30, 2005 on the working days from 10.00 a.m. till 5.00 p.m. in the following places:

1) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo";
2) Russia, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD";
3) Russia, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD ";
4) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".

The list of persons, having the right to participate in the Company extraordinary general meeting of shareholders, is made as of **November 14th, 2005.**

Phones for information:
Samara - (8462) 79-61-33 – JSC "Samaraenergo", (8462) 67-34-41, 67-34-42 - the Samara branch of JSC "CMD",
Moscow - (095) 221-13-33, 221-13-34 – JSC "CMD".

JSC "Samaraenergo" Board of Directors

Open Joint Stock Company "Samara Territorial Generating Company"
Open Joint Stock Company "Samara Distributive Company"
Open Joint Stock Company "Samara Mainlines Company"

Information Message about holding the Annual General Meeting of companies, being established during JSC "Samaraenergo" reorganization

JOINT-STOCK COMPANY «SAMARAENERGO» informs about holding the General Meetings of shareholders of Open Joint Stock Company "Samara Territorial Generating Company", Open Joint Stock Company "Samara Distributive Company", Open Joint Stock Company "Samara Mainlines Company" in form of meeting (joint presence) with the following agendas of the each company:

1. *About confirmation of the Charter or the Company.*
2. *About Board of Directors members election.*
3. *About election of Revision Commission members.*
4. *About election of General Director of the Comany*

Date of holding the Meetings of JSC "Samara Territorial Generating Company", JSC "Samara Distributive Company", JSC "Samara Mainlines Company" - ***February 16, 2006.***
Time of holding the Meeting – ***12:00 a.m. (local time).***
Beginning of registration– ***10:30 a.m. (local time).***
Place of holding the Meeting: ***Russian Federation, Samara, Ul.Mayakovskogo, 15.***

Filled bulletins for voting should be directed on one of following addresses:

1) *443100, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo"*
2) *105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"*
3) *443080, Samara, 4-th Proezd, 57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD"*
4) *443100, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".*

At definition of quorum and summarizing of voting the voices presented by bulletins for voting, received on the specified addresses *not later - on February, 13th, 2006* (two days prior to date of carrying out of General shareholders meeting) are considered.

With the information (materials) concerning the agenda shareholders can familiarize during ***from January, 27th, till February, 15th, 2006*** *(except for days off and holidays), from 10:00 a.m. till 5:00 p.m.* to following addresses:

1) Russia, Samara, Ul. Maiakovskogo, 15 - JSC "Samaraenergo";

2) Russia, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD";

3) Russia, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD ";

4) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company";

and also *on February, 16th, 2006* (in day of holding the Meeting) in a place of holding the General meetings of shareholders of JSC "Samara Territorial Generating Company", JSC "Samara Distributive Company", JSC "Samara Mainlines Company".

The list of persons, who are having the right of participation in General meeting of shareholders of JSC "Samara Territorial Generating Company", JSC "Samara Distributive Company", JSC "Samara Mainlines Company", is constituted as of ***December 29, 2006.***

Board of directors of JSC "Samaraenergo "

Phones for information:

Samara - 7(846)279-61-33 – JSC "Samaraenergo", 7(846)267-34-41, 67-34-42 - the Samara branch of JSC "CMD",

Moscow - 7(095) 221-13-33, 221-13-34 – JSC "CMD".